Exhibit 99.2

APPENDIX A

Audited Financial Statements of Wavecom S.A.

for the years ended December 31, 2008 and December 31, 2007

WAVECOM S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008
Consolidated Balance Sheets at December 31, 2006, 2007 and 2008
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. (the “Company”) as of December 31, 2006, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of Wavecom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform the audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wavecom, S.A. at December 31, 2006, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Wavecom S.A. adopted, as of January 1, 2006 the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

ERNST & YOUNG Audit

Represented by Jean-Yves Jégourel

Neuilly sur seine, France

May 6, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
(in thousands, except share and per share data)	Note	2006	2007	2008

Revenues:
Product sales		€180,393	€198,510	€123,521
Service revenue		2,542	3,827	6,398
Licensing revenue		5,823	—	—

Total revenues		188,758	202,337	129,919

Cost of revenues:
Cost of goods sold		105,775	104,650	60,829
Cost of services		2,723	5,833	5,299

Total cost of revenues		108,498	110,483	66,128

Gross profit		80,260	91,854	63,791

Operating expenses:
Research and development		31,123	33,562	35,492
Sales and marketing		16,853	22,740	27,954
General and administrative		25,187	22,855	31,008
Acquired in process technology		1,450	—	—

Total operating expenses		74,613	79,157	94,454

Operating income (loss)	21	5,647	12,697	(30,663)

Other income (expenses):
Interest expense	15	(218)	(1,541)	(2,240)
Interest income	15	1,338	3,375	5,722
Foreign exchange gain (loss)		(1,939)	(1,442)	694

Income (loss) before income taxes		4,828	13,089	(26,487)

Income tax expense (benefit)	16	125	(4,310)	4,613

Net income (loss)		€4,703	€17,399	€(31,100)

Basic net income (loss) per share		€0.31	€1.15	€(2.06)

Diluted net income (loss) per share	17	€0.30	€1.02	€(2.06)

Number of shares used for computing:
— basic		15,383,883	15,129,600	15,121,145
— diluted		15,942,182	17,470,234	15,121,145

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

		December 31,
(in thousands, except share data)	Note	2006	2007	2008

ASSETS
Current assets:
Cash and cash equivalents		€54,776	€4,677	€4,061
Marketable securities		—	134,610	114,537
Accounts receivable (less allowance for doubtful accounts of €3,346, €2,631 and € 3,004 at December 31, 2006, 2007 and 2008, respectively)		28,727	29,467	16,761
Inventory	3	6,631	6,032	5,663
Value added tax recoverable		602	1,124	1,927
Research tax credit	16	—	—	3,059
Income tax receivable	16	—	—	11,191
Prepaid expenses and other current assets	4	2,361	3,141	3,569
Deferred tax assets	16	—	4,514	—

Total current assets		93,097	183,565	160,768

Long-term investments		3,639	3,731	5,995
Other assets and Interests in associates		3,166	4,517	4,121
Research tax credit	16	1,771	2,049	—
Income tax receivable	16	9,617	13,083	—
Intangible and tangible assets, net	6	19,770	16,336	15,529
Goodwill	7	8,117	8,117	14,737

Total assets		€139,177	€231,398	€201,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€36,254	€27,612	€28,771
Accrued compensation		9,367	8,584	7,790
Current portion of other accrued expenses	10	3,713	3,572	3,374
Current portion of convertible bonds	11	—	664	1,409
Current portion of capitalized lease obligations	9	233	207	276
Deferred revenue and advances received from customers		98	307	694
Deferred tax liabilities		—	—	97
Other liabilities	12	653	3,652	2,806

Total current liabilities		50,318	44,598	45,217

Long-term liabilities:
Long-term portion of other accrued expenses	10	15,957	16,636	14,108
Long-term portion of convertible bonds	11	—	80,500	80,500
Long-term portion of capitalized lease obligations	9	385	340	288
Other long-term liabilities		858	616	406

Total long-term liabilities		17,200	98,092	95,302

Commitments and contingencies	18	—	—	—
Shareholders’ equity:
Shares, €1 nominal value, 15,828,524 shares authorized, issued and outstanding at December 31, 2008 (15,796,591 at December 31, 2007 and 15,554,153 at December 31, 2006)		15,554	15,797	15,829
Additional paid in capital		139,393	146,052	151,623
Treasury stock at cost (1,091,861 shares at December 31, 2008, 544,322 shares at December 31, 2007 and 156,345 shares at December 31, 2006)		(1,312)	(8,823)	(10,777)
Accumulated deficit		(79,947)	(62,548)	(93,648)
Accumulated other comprehensive loss	1	(2,029)	(1,770)	(2,396)

Total shareholders’ equity	13	71,659	88,708	60,631

Total liabilities and shareholders’ equity		€139,177	€231,398	€201,150

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional			Other	Total
(in thousands, except share and per	Ordinary shares		paid in	Treasury	Accumulated	Comprehensive	Shareholders’
share data)	Shares	Amount	capital	Stock	Deficit	Income (loss)	Equity
Balance at January 1, 2006	15,531,813	15,532	137,180	(1,312)	(84,650)	(2,610)	64,140
Issuance of shares in connection with the exercise of 3,436 founders’ warrants and 1,523 options at an exercise price of €4.19	4,959	5	16				21
Issuance of shares in connection with the exercise of 6,929 founders’ warrants and 3,786 options at an exercise price of €8.07	10,715	10	76				86
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €5.68	6,666	7	31				38
Comprehensive income:
Net income					4,703		4,703
Unrealized gain on financial instruments						(113)	(113)
Stock-based employee compensation			2,090				2,090
Foreign currency translation						694	694
Total comprehensive income							7,374
Balance at December 31, 2006	15,554,153	€15,554	€139,393	€(1,312)	€(79,947)	€(2,029)	€71,659
Purchase of treasury stock				(7,511)			(7,511)
Issuance of shares in connection with the exercise of 22,054 founders’ warrants and 4,061 options at an exercise price of €4.19	26,115	26	83				109
Issuance of shares in connection with the exercise of 4,300 options at an exercise price of €4.57	4,300	4	16				20
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €6.55	6,666	7	37				44
Issuance of shares in connection with the exercise of 20,000 warrants to members of the board of directors at an exercise price of €7.04	20,000	20	121				141
Issuance of shares in connection with the exercise of 56,225 founders’ warrants and 30,966 options at an exercise price of €8.07	87,191	87	616				703
Issuance of shares in connection with the exercise of 13,916 founders’ warrants at an exercise price of €9.62	13,916	14	120				134
Issuance of shares in connection with the exercise of 8,957 options and 3,333 warrants to members of the board of directors at an exercise price of €10,62	12,290	12	118				130
Issuance of shares in connection with the exercise of 6,500 options and 40,000 warrants to members of the board of directors at an exercise price of €11.18	46,500	47	473				520
Issuance of shares in connection with the exercise of 15,914 founders’ warrants and 9,546 options at an exercise price of €11.40	25,460	26	265				291
Comprehensive income:
Net income					17,399		17,399
Unrealized gain on financial instruments						85	85
Stock-based employee compensation			4,810				4,810
Foreign currency translation						174	174
Total comprehensive income							22,468
Balance at December 31, 2007	15,796,591	€15,797	€146,052	€(8,823)	€(62,548)	€(1,770)	€88,708
Purchase of treasury stock				(3,235)			(3,235)
Cancellation of treasury stock			(1,281)	1,281			—
Issuance of shares in connection with the exercise of 28,393 options at an exercise price of €4.19	28,393	28	91				119
Issuance of shares in connection with the exercise of 3,540 options at an exercise price of €10.62	3,540	4	34				38
Comprehensive income:
Net loss					(31,100)		(31,100)
Unrealized gain on financial instruments						260	260
Stock-based employee compensation			6,728				6,728
Foreign currency translation						(886)	(886)
Total comprehensive income							(24,998)
Balance at December 31, 2008	15,828,524	€15,829	€151,623	€(10,777)	€(93,648)	€(2,396)	€60,631

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands)	2006	2007	2008
Cash flows from operating activities:
Net income (loss)	€4,703	€17,399	€(31,100)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and impairment of intangible and tangible assets	8,699	8,409	11,342
Amortization of debt issue costs	—	257	561
Share-based compensation	2,090	4,810	6,728
Loss (gain) on sales and retirement of tangible assets	(9)	38	14
Acquisition of marketable securities, net	—	(134,610)	20,073
Deferred tax	—	(4,514)	4,305
Changes in operating assets and liabilities:
Accounts receivable	3,762	(3,022)	15,987
Inventory	537	501	(972)
Value added tax recoverable	256	(523)	381
Prepaid expenses and other current assets	881	(662)	1 948
Recoverable taxes	—	(3,467)	(757)
Accounts payable and other accrued expenses	8,942	(4,766)	(3 211)
Accrued compensation	2,661	(642)	(1 279)
Interets on loan	—	664	745
Deferred revenue and advances received from customers	(2,457)	232	376
Other payables	132	2,754	209
Other	(189)	606	(2 516)
Net cash provided by (used in) operating activities	30,008	(116,536)	22,834
Cash flows from investing activities:
Acquisition of long-term investments	(53)	(93)	(2 264)
Purchases of intangible and tangible assets	(5,504)	(5,025)	(6 769)
Acquisition of certain assets, net of cash acquired (1) (2)	(29,755)	—	(10 746)
Proceeds from sale of intangible and tangible assets	206	2	304
Purchase of interets in associates	—	(15)	13
Net cash used in investing activities	(35,106)	(5,131)	(19,462)
Cash flows from financing activities:
Proceeds from convertible bonds (net of debt issue costs of €2,501)	—	77,999	—
Principal payments on capital lease obligations	(378)	(261)	(307)
Purchase of treasury stock	—	(7,510)	(3,235)
Proceeds from exercise of stock options and founders’ warrants	145	2,091	157
Net cash provided by (used in) financing activities	(233)	72,319	(3,385)
Effect of exchange rate changes on cash and cash equivalents	(556)	(751)	(603)
Net decrease in cash and cash equivalents	(5,887)	(50,099)	(616)
Cash and cash equivalents, beginning of year	60,663	54,776	4,677
Cash and cash equivalents, end of year	€54,776	€4,677	€4,061
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	207	288	941
Income tax	110	265	164
Cash received during the year for:
Interest	1,339	3,375	5,722

(1) Including € 1,852 of cash included in the acquired assets from M2M division of Sony Ericsson and € 61 from assets acquired from Nexgen for the year ended 2006, and €.856 related to the acquisition of Anyware technologies for the year ended 2008.

(2) Including € 16,454 of intangible and tangible assets for the year ended 2006 and 3,722 for the year ended 2008.

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in euros unless otherwise stated)

Note 1.   Nature of business and summary of significant accounting policies

Nature of business

Wavecom S.A. (“Wavecom” or “the Company”) is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on NYSE Euronext (Eurolist), Paris in France and on the Nasdaq National Market in the U.S.  Wavecom is a global technology company that develops, markets and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Its highly sophisticated wireless platforms, are sold as wireless central processing units (Wireless CPU®s - including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Wavecom also provide its customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products.

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the following entities:

	Voting right percentage	Interest percentage	Date of creation / acquisition
Parent company: Wavecom S.A.
Subsidiaries:
Wavecom Inc.	100%	100%	Created in 1998
Wavecom Deutschland GmbH	100%	100%	Branch transformed into subsidiary in 2002
Wavecom Korea Co, Ltd.	100%	100%	Branch transformed into subsidiary in 2002
Wavecom Northern Europe Ltd.	100%	100%	Created in 2003
NexGen Software S.A.S.	100%	100%	Acquired in 2006
Anyware Technologies	100%	100%	Acquired on February 1, 2008
Wavecom Asia Pacific Ltd.	99.99%	99.99%	Created in 1998
Wavecom Participaçoes e representaçoes Ltda	99%	99%	Created on July 31, 2008

Wavecom has an investment of 9.5% in Sunlink Wavecom Limited, representing an investment of €26,000 as of December 31, 2008, which is accounted for using the equity method as Wavecom exercises significant influence.

Wavecom Korea Co. Ltd is a dormant company in 2008.

Inter-company accounts and transactions have been eliminated in consolidation.

Foreign currency

The reporting currency of Wavecom, for all years presented, is the euro (€).

The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Foreign currency translation gains and losses are recorded as a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses are reflected in net income (loss).

Revenue recognition

The Company’s revenue is derived from three primary sources (by order of importance): sales of products composed of wireless standard modules and wireless modems (product sales), revenue from technical support and other services (service revenues), and license fees.

Product sales -  Revenue from product sales is recognized when (i) persuasive evidence of an arrangement exists, (ii) the product is delivered (at the time the products are shipped and risk of loss has been passed to the buyer), (iii) the price is fixed or determinable and (iv) collection of the price is reasonably assured. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. The Company’s product sales are not sold with a right of return unless our product is defective and covered by warranty.  The Company’s sales typically do not include multiple product and/or service elements. Although the products sold have embedded software, Wavecom believes that software is incidental to the products they provide. In addition, the Company does not provide post-contract customer support or maintenance for the software (either free of charge or for a fee) embedded in the products. The contracts do not provide for upgrading or updating any Wavecom embedded software.

Service revenue - Revenue from services is recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the costs to complete the contract can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. The costs associated with these arrangements are recognized as incurred.

When the Company is not able to meet those conditions, in particular under certain technology development agreements, where significant technological risk factors exist, costs are expensed as incurred and revenues are recognized when all obligations under the agreement have been met.

Licensing revenue - Revenue from licensing fees is recognized pursuant to the requirement of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended. Revenue from sales of licenses to customers is recognized when (i) the Company enters into a legally binding arrangement with customers, (ii) when the Company delivers the software (assuming no significant obligations exist), (iii) collection of the resulting is probable and (iv) the amount of fees is fixed and determinable.  If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.  If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support can not be determined at the time the contract is signed, the revenue must be recognized over of life of the contract.

No revenues from licensing fees were recorded for the year ended December 31, 2007 and 2008.

Costs of goods sold/services

Costs of goods sold/services include all direct and indirect cost incurred with the sale of products and provision of services including shipping and handling cost.

Shipping and handling costs

Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

Shipping costs billed to customers are immaterial.

Research and development

Wavecom charges all research and development costs to expense as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses totaled €914,000, €282,000 and €462,000 in the years ended 2008, 2007 and 2006, respectively.

Net income (loss) per share

Net income (loss) per share amounts is computed using the weighted average number of shares outstanding.

Basic earnings per share exclude the dilutive effects of options and warrants, and reflect only the actual ordinary shares outstanding. In 2007 and 2006, diluted earnings per share include the effects of dilutive options, warrants, free shares and convertible bonds as if they had been exercised. Diluted earnings per share also include the effects of the dilutive bonds if they had been converted using the if-converted method. The effect of options, warrants, free shares and convertible bonds in 2008 have been excluded from the 2008 calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2008, and their effect is anti-dilutive.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and financial instruments (i.e. derivatives).

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in seven major banks and financial institutes in Paris and one major bank in Hong Kong. At December 31, 2008, Wavecom had marketable securities composed of short term money market funds (monetary Société d’Investissement à Capital Variable or “SICAV” and Fonds Commun de Placements or “FCP” ) totaling €114,537,000 (€134,610,000 at December 31, 2007). At December 31, 2006, Wavecom had no cash or cash equivalents invested in short-term money-market accounts bearing variable rates of interest. Net interest income generated by the marketable securities for the years ended December 31, 2008, 2007 and 2006 amounted to €5,722,000, €3,035,000 and €1,338,000, respectively.

In addition, at December 31, 2008, Wavecom had €6,000,000 of pledged securities invested in short term money market funds (monetary SICAV) classified as long-term investments in the accompanying consolidated balance Sheets (€3,700,000 and €3,600,000 as of December 31 2007 and 2006, respectively). See Note 16 and Note 18.

The underlying investments of monetary SICAV and monetary FCP are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro commercial paper. The Company’s marketable securities are held principally in euros and primarily among reputable financial institutions such as Natixis, HSBC, Groupama, UBS, Dexia, BFT and BNP Paribas.

The criteria for selection of such marketable securities are, by order of importance:

•      Safety of capital

•      Liquidity

•      Yield

Wavecom is ensuring the safety and preservation of its invested funds by:

•      Investing in only the lowest risk type of securities

•      Pre-qualifying all financial institutions with whom Wavecom will do business

•      Diversifying the portfolio to minimize the adverse effects of the failure of any one issuer or banker.

•      Routinely monitoring the portfolio to anticipate and respond appropriately to a significant reduction in credit rating, and to follow-up the anticipation on interest rate (i.e. using appropriate benchmark in case of change on yield curve).

Wavecom had no variable rate debt at December 31, 2008.

By December 31, 2006, most of the production of the business acquired in 2006 was being transferred to Wavecom’s historical sub contractor, but certain products of the acquired activity were still being produced by two sub-contactors located in Mexico.  The total transfer was finalized by December 31, 2007. As a result, all the production of Wavecom is now sub contracted to one plant located in China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer is unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

A summary of the activity in the allowance for doubtful accounts is as follows:

Year ended December 31, (in € thousands)	Beginning balance	Additions charged to expenses	Write-offs	Recovered receivable	Exchange rate difference	Ending balance

2006	3,628	1,935	(2,037)	—	(180)	3,346
2007	3,346	231	(208)	(627)	(111)	2,631
2008	2,631	2,254	(926)	(874)	(81)	3,004

For the years ended December 31, 2006, 2007 and 2008, no customer exceeded 10% of consolidated revenues.

Sales to customers by geographic region are summarized as follows:

	Years ended December 31,
(in € thousands)	2006	2007	2008

China	€11,859	€17,749	€14,072
Australia	5,822	5,116	7,151
Rest of Asia	23,073	12,205	9,421
France	25,694	24,190	17,757
South Africa	6,773	13,190	11,136
Rest of Europe-Africa	67,115	59,361	42,201
United States of America	46,600	68,398	24,661
Rest of Americas	1,822	2,128	3,520
	€188,758	€202,337	€129,919

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Substantially most of the Company’s long-lived assets are located in France and at our contract manufacturer’s production facilities in China.

Cash and Cash equivalents

Wavecom considers all highly liquid investments with an original maturity of three months or less and money market mutual funds, to be cash equivalents. At December 31, 2008, Wavecom had €114,537,000 invested in money market accounts (€134,610,000 at December 31, 2007), including SICAV and FCPs, with no fixed maturity, earning interest at short-term variable rates. Such accounts did not meet the Cash equivalents criteria and were recorded as marketable securities.

Inventory

Inventories are valued at the lower of actual cost or market. Costs include (i) latest costs of purchase (including taxes, transport, and handling) net of trade discounts received and (ii) costs of manufacturing (including fixed and variable manufacturing overheads) updated at each reporting date.

Value added tax recoverable

Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 31, 2007 and 2008, the Company had value added tax credits, immediately recoverable, of €89,000 and €185,000, respectively. As of December 31, 2006, the Company had only value added tax recoverable for €602,000.

Long-term investments

A bank guarantee was issued in favor of the owners of leased office space, in order to secure annual lease payments. This guarantee was secured by pledges of investments composed only of monetary SICAVs. The outstanding guarantee expired on July 15, 2008 and was renewed for a year and is expected to be renewed annually until the end of the lease in July 2011. Another bank guarantee, secured by pledges of investments, was issued in the first half of 2008 in favor of the French Tax authorities. These investments have been classified as long-term investments in the consolidated balance sheet and amounted to €3,639,000, €3,731,000 and €5,995,000 at December 31, 2006, 2007 and 2008, respectively.

Other assets and interests in associates

Other assets primarily include security deposits for leased properties and borrowing costs which are amortized using a straight-line method over the period from the date of issuance until the date of possible early redemption date at option of the Company.

Interests in associates represent the share of the results of the company Sunlink Wavecom, amounted to €15,000 and €0 as of December 31, 2007 and 2008, respectively.

Intangible and tangible assets, net

Intangible assets are recorded at their fair values from the date of acquisition less accumulated amortization and tangible assets are stated at cost less accumulated amortization or depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Acquired intangible assets	11 months to 8 years
Laboratory equipment	1-5 years
Computer equipment and purchased software	1-5 years or contractual term
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that a long-lived asset or group of assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flow over the remaining life of the long-lived assets, or group of assets in measuring whether the carrying value is recoverable. If an asset or group of assets is not recoverable, an impairment loss would be measured by reducing the carrying value to fair value, absent quoted market prices, based on a discounted cash flow analysis.

The fair values of intangible assets acquired from Anyware Technologies through the business combination as disclosed in Note 8, were determined using an independent appraisal using facts available at the acquisition date, on February 1, 2008. They represent preliminary assessments that may be adjusted with respect to additional information obtained upon the definitive allocation of the purchase price.

Goodwill

Business combinations are accounted for under the purchase method of accounting.  Accordingly, assets acquired and liabilities assumed were measured at fair value on the acquisition date in application of the purchase method. The excess of fair value of the net tangible and intangible assets acquired compared to the amount paid has been reflected as goodwill in accordance with SFAS. 141.

Many business combination agreements provide for an adjustment to the cost of the combination contingent on future events such as a specified level of profit (or other performance indicators) being achieved. When a business combination agreement provides such adjustments, Wavecom includes the amount of these adjustments in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. If the substance of the agreement for contingent consideration is to provide compensation for services, the additional consideration given is recognized as an expense of the appropriate periods and not as a cost of the combination.

Goodwill is not amortized but instead tested at least annually, at year end, for impairment or more frequently when events or changes in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned.

Under Statement of Financial Accounting Standards No 142, “goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. The last two contracts were signed in 2004. Wavecom may enter into license arrangements with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products and, as such, may request royalty payments for the use of such technology.

Wavecom negotiates individual license agreements with each GSM/GPRS essential patent holder declared at ETSI (the European Telecommunications Standards Institute). The negotiations are based on the number of families of patents declared at ETSI by each individual essential patent holder compared to the total number of essential patents declared and listed at ETSI. Royalties calculated by Wavecom correspond to a certain percentage of the net selling price of Wavecom’s products.

The total percentage of royalties related to essential patents as a part of net selling price is evaluated using the history of the essential patents license agreements the Company has already signed (8 agreements have been signed since early 1999) and external analyses. Because Wavecom does not currently have licensing agreements for all of the essential patents declared and listed at ETSI, the Company accrues royalties based on its estimate of the amounts or percentages which it believes will probably be due under future essential patents licensing agreements they will enter into. Such estimates are reviewed on a regular basis and the total percentage of royalties might be decreased or increased depending of the outcome of the analysis.  The ultimate royalty paid by the Company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the Company’s Statement of Income. Accrued royalties are included in “Other accrued expenses” in the Company’s consolidated balance sheet.

Warranty accrual

The Company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the warranty period begins which is typically when title passes. The provision is computed based on a statistical rate for specific warranty issues and actual experience.

Factors that affect Wavecom’s estimate of warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty accrual is included in “Other accrued expenses” in the Company’s consolidated balance sheet.

Convertible bonds

The Company’s convertible bonds which are convertible into a fixed number of shares (subject to certain adjustments) of common stock of the Company at a specified price at the option of the holder and which were sold at a price or have a value at issuance not in excess of the face amount are accounted for as one unit and recorded as a liability at it’s carrying value in its entirety in accordance with Accounting Principles Board Opinion (“APB”) 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, Emerging Issues Task Force (“EITF”) 00-19: Accounting for Derivative Financial Instruments Indexed to, and

Potentially Settled in, a Company’s Own Stock, and SFAS 133: Accounting for Derivative Instruments and Hedging Activities. Borrowing costs are capitalized (classified as “other assets”) and are amortized using a straight-line method over the period from the date of issuance until the date of possible early redemption date at option of the company.

The fair value of bonds is estimated using the listed market value of the bonds (NYSE Euronext convertible code FR0010497131).

Other long-term liabilities

As of December 31, 2006, 2007 and 2008, other long term liabilities include the long term portion of a lease incentive payment received from an office landlord which is being amortized over the lease term, expiring July, 2011, as a reduction to operating expense. Amortization of the lease incentive payment for each of the three years ended December 31 2006, 2007 and 2008 was €242,000.

Income taxes

In accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Tax (“SFAS 109”), the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reported amount and the related tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future tax planning strategies. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On January 1, 2007 the Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income tax positions. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There were no unrecognized tax benefits as of the date of adoption January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize an increase in the liability for unrecognized tax benefits. There are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. The Company’s practice is to recognize interest and/or penalties related to income tax matters in general and administration expense. The Company had an accrual for interest or penalties on the Company’s balance sheets at December 31, 2007 for an amount of €260,000 and has recognized this amount in the consolidated statement of income for the year ended December 31, 2007. During the year ending December 31, 2008, the Company revised this accrual from €260,000 to €83,000, following the receipt of the final amount of interest to pay to the tax administration.

Employee stock options and warrants and free shares

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) “Accounting for Share — Based Payment” (“SFAS 123(R)”), which superseded Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to its Employees” (“APB 25”). SFAS 123(R) requires the recognition of stock-based compensation expenses for all share-based payment awards based on their fair value. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Group applied the provisions of SAB 107, which relate to share-based payments, in its adoption of SFAS 123(R).

Under SFAS 123(R), the Group elected the “Modified Prospective Application” transition method. Under this method, stock-based compensation expense recognized in the year ended December 31, 2006 included (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair values estimated in accordance with the original provisions of SFAS 123 and determined using a binomial valuation model and (2) compensation expense for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and determined with the same valuation model.

The main assumptions of this model are the following:

•                  stock prices, at the grant date;

•                  exercise price, established the day when the equity instrument is granted by the Board of directors or the shareholder’s general meeting and is at least equal to highest of the two following values: (i) the average of the twenty closing prices on Eurolist preceding the date of grant and (ii) the closing price on Eurolist of the day before the date of grant;

•                  risk-free interest rate, given in reference to the rate of French treasury bonds corresponding to the expected life of each equity instrument;

•                  expected volatility, based on mean reversion method applied to the series of historical daily profitabilities of the four years before the grant date, to be consistent with the four year vesting period;

•                  expected dividend yield of zero, based on the fact that the Company has never paid dividends and has no present intention to pay dividends.

The cancellation of an award shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation costs shall be recognized at the cancellation date.

Wavecom recorded €2,090,000, €4,810,000 and €6,728,000 of stock compensation expense in its consolidated statement of operations for the years ended December 31, 2006, 2007 and 2008, respectively. Stock compensation expense is further described in Note 14.

Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of (i) foreign currency translation adjustments for € (2,656,000) €(1,770,000) and €(1,944,000) at December 31, 2008, 2007 and 2006, respectively and (ii) unrealized gains and (losses) on cash flow hedges under SFAS 133 of € 260,000 and €(113,000) at December 31, 2008 and 2006, respectively. Wavecom had no outstanding cash flow hedges at December 31, 2007.

Recent accounting pronouncements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is generally effective for years beginning after December 15, 2007. SFAS 157 was effective for us on January 1, 2008; however, in February 2008, the FASB issued FSP No. SFAS 157-2 (FSP 157-2), which delayed the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, for one year. The adoption of SFAS 157 on January 1, 2008 with respect to our financial assets and liabilities did not have a material impact on its consolidated financial position, results of operations or cash flows. The Company intend to adopt the provisions of SFAS 157 with respect to our non-financial assets and non-financial liabilities effective January 1, 2009 pursuant to the requirements of FSP 157-2.  The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. If elected, SFAS 159 is effective beginning January 1, 2008. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. The Company elected not to measure any additional financial instruments or other items at fair value as of January 1, 2008 in accordance with SFAS 159.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141R”), which replaces SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141R applies to all transactions and other events in which one entity obtains control over one or more other businesses. The standard requires the fair value of the purchase price, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141R requires acquisition costs to be expensed as incurred and restructuring costs to be expensed in periods after the acquisition date. Earn-outs and other forms of contingent consideration are to be recorded at fair value on the acquisition date. Changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of the acquisition. SFAS 141R generally applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. The Company is currently evaluating the impact that the implementation of SFAS 141R may have on the consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard is not expected to have a material impact on the consolidated financial position, results of operations or cash flows of the Company

In May 2008, the FASB issued Staff Position FSP APB 14-1 (FSP APB 14-1), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 requires companies that have issued convertible debt that may be settled wholly or partly in cash when converted, to account for the debt and equity components separately. The value assigned to the bond liability is the estimated value of a similar bond without the conversion feature as of the issuance date. The difference between the proceeds for the convertible debt and the amount reflected as a bond liability is recorded as additional paid-in-capital. Interest expense is recorded using the issuer’s comparable debt rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and will require retrospective application. The Company does not expect that this will have a significant impact on its consolidated financial statements.

Note 2.   Key events of the year

On February 1, 2008, Wavecom S.A. acquired Anyware Technologies, an industry leader in machine-to-machine (M2M) client-server software solutions located in Toulouse, France.  Anyware Technologies is a recognized leader in developing M2M software solutions for customers who use wireless technology to enhance business processes. The transaction was finalized for a cash payment to Anyware shareholders of €9,100,00 plus €1,500,000 placed in an escrow account for customary warranty provisions. An additional payment for earn-out of €500,000 upon reaching certain milestones is scheduled before the end of April 2009.

On March 18, 2008, the Board of Directors decided to propose to the beneficiaries of the stock option plan granted on June 7, 2007 to cancel the grants. This stock option plan included 38 beneficiaries including the Chief Executive Officer “CEO” who were together granted a total of 372,650 stock options at an exercise price of €24.21. The cancellation was agreed to by a large majority of the grantees, representing 96% of the total number of outstanding stock options. Consequently, under SFAS123R, this cancellation has resulted in an expense of €3,800,000 in the first half of 2008.  Early in the fourth quarter of 2008, Wavecom was the subject of a hostile takeover bid from Gemalto, which proposed €7 per share to our shareholders and €31.30 per bond to our OCEANE holders. After the filing of the Gemalto Offer, the M&A sub-committee of the Company’s Board of Directors, and its CE, Ronald Black, actively researched, from the beginning of October to the beginning of December 2008, other purchasers and explored all possible alternative solutions.

As a result, on December 2, 2008, Canadian-based Sierra Wireless, a leading provider of wireless modems for mobile, announced it had reached a Memorandum of Understanding with Wavecom and that it had made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per convertible bonds amounting to an aggregate purchase price of approximately €218,000,000. (See Note 22 for further details).

Note 3.   Inventory

Components of net inventory are:

	December 31,
(in € thousands)	2006	2007	2008
Finished goods	€887	€1,334	€821
Components and finished goods held by contract manufacturers	5,744	4,698	4,842

	€6,631	€6,032	€5,663

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by its contract manufacturers.

Note 4.   Prepaid expenses and other current assets

Prepaid expenses and other current assets include:

	December 31,
(in € thousands)	2006	2007	2008
Suppliers’ credit note accruals	€486	€242	€257
Prepaid expenses	1,807	2,758	2,187
Business Tax recoverable	—	—	369
Other current assets	68	141	756
Total prepaid expenses and other current assets	€2,361	€3,141	€3,569

Prepaid expenses consist primarily of prepaid rent and other operating expenses.

Note 5.   Financial instruments and Derivatives

Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement No 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). SFAS 133 requires the recognition of all financial instruments including derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.

The following tables present fair values of derivative financial instruments at December 31, 2006, 2007 and 2008:

	At December 31, 2006
	Notional Amount	Fair value
	(in $ thousands)	(in € thousands)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	2,500	9
Total	$2,500	€9
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	2,000	(15)
Total	$2,000	€(15)

	At December 31, 2007
	Notional Amount	Fair value
	(in $ thousands)	(in € thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	8,600	79
Total	$8,600	€79

	At December 31, 2008
	Notional Amount	Fair value
	(in $ thousands)	(in € thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	21,700	502
Total	$21,700	€502

At December 31, 2008, the Company had € 254,000 outstanding cash flow hedges

The net foreign currency exposure, presented in the table below, relates to Company’s assets and liabilities as of December 31, 2006, 2007 and 2008, which are denominated in foreign currencies and then converted into euros.

	At December 31, 2006		At December 31, 2007		At December 31, 2008
(in € thousands)	USD	Other Currencies	USD	Other Currencies	USD	Other Currencies
Assets	€30,309	€459	€21,152	€61	€11,030	€232
Hedging of assets in foreign currencies (balance sheet)	1,519	—	5,807	—	15,593	—
Net assets after hedging	€28,790	€459	€15,345	€61	€(4,563)	€232
Liabilities	€16,371	€1,553	€9,659	€121	€5,090	€75
Hedging of liabilities in foreign currencies (balance sheet)	—	—	—	—	—	—
Net liabilities after hedging	€16,371	€1,553	€9,659	€121	€5,090	€75

The fair value of foreign currency related derivatives are included in the balance sheet in “other assets and interests in associates” and “other liabilities”. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the year ended December 31, 2008, the Company recorded a gain of €260,000 (gain of €85,000 and loss of €(113,000) for the years ended December 31, 2007 and 2006, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the year ended December 31, 2006, the Company recognized a net loss of €15,000 for the year ended December 31, 2006 related to the ineffective portion of its hedging instruments and a net loss of €26,000 for the year ended December 31, 2006 related to the portion of the hedging instrument the Company excluded from its assessment of hedging effectiveness. During the years ended December 31, 2007 and 2008, the Company has no ineffective portion of its hedging instruments and no portion of the hedging instrument the Company excluded from its assessment of hedging effectiveness.

The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

Under FAS 157, the level hierarchy is level 1- observable prices on active markets for identical assets and liabilities.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

•                  Cash, Cash equivalents, marketable securities, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.

Due to the sale and repurchase of marketable securities on December 31, 2007 and December 31, 2008 , their fair value equals the market value

•                  Long-term investments: such investments are composed of monetary SICAV with traded market prices. Due to the sale and repurchase of these SICAV on December 31, 2008, 2007 and 2006, their fair value equals the market value. Their fair values amounted to €5,995,000, €3,731,000 and €3,639,000 at December 31, 2008, 2007 and 2006, respectively.

•                  Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that Wavecom would pay or receive to settle the related agreements, by reference to published exchange rates.

•                  Convertible bonds: the fair value of bonds is estimated using the lasted market value at balance date. See Note 11.

Note 6.   Intangible and tangible assets, net

Intangible and tangible assets, net include:

	December 31,
	2006	2007	2008
(in € thousands)	Net book value	Net book value	Gross carrying amounts	Accumulated depreciation and impairment	Net book value

Intangible assets :
Customer relationships	€8,125	€5,689	€10,831	€9,048	€1,783
Non-compete agreement	1,828	1,044	2,350	2,089	261
Technology	327	—	3,348	1,594	1,754
Brand	—	—	288	33	255
NexGen protocol stack	71	21	100	100	—
Subtotal acquired intangible assets	10,351	6,753	16,917	12,864	4,053

Tangible assets :
Laboratory and testing equipment	3,429	3,744	29,809	25,561	4,248
Computer equipment and software	2,606	2,830	25,844	22,005	3,839
Furniture and office equipment	334	198	1,653	1,430	223
Leasehold improvements	1,650	1,380	3,084	1,820	1,264
Other	1,400	1,430	3,515	1,613	1,902
Total	€19,770	€16,336	€80,822	€65,293	€15,529

Change in the net book value of intangible and tangible assets are as follows:

	December 31,
(in € thousands)	2006	2007	2008
Beginning of year balance, net of depreciation & amortization	€6,236	€19,770	€16,336
Acquisitions	6,102	5,216	6,974
Tangible and intangible assets acquired (1)	16,454	—	3,722
Sales and retirements	(5,848)	(1,244)	(1,492)
Depreciation and impairment expenses	(8,699)	(8,452)	(11,257)
Accumulated depreciation on sales and retirements	5,641	1,257	1,189
Translation adjustment	(116)	(201)	57
End of year balance, net of depreciation & amortization	€19,770	€16,336	€15,529

(1) assets related to Sony Ericsson and NexGen acquisitions in 2006 and to Anyware technologies acquisition in 2008

Based on the current amount of intangible assets, the estimated amortization expense for each of the succeeding 5 years is as follows:

•                  2009: €1,618,000

•                  2010: €907,000

•                  2011: €682,000

•                  2012: €682,000

•                  2013: €90,000.

The cost of equipment purchased under capital leases included in intangible and tangible assets at December 31, 2006, 2007 and 2007 totaled €5,719,000, €5,529,000 and €5,967,000, respectively. Accumulated amortization of this equipment totaled €5,131,000, €5,028,000 and €5,486,000 at December 31, 2006, 2007 and 2008, respectively.

The Company assessed at closing whether there is an indication that an asset may be impaired. If any indication exists, the Company estimates the assets’ recoverable amount.

Due to the decrease of the sales generated by the former Sony Ericsson customers, the Company estimates that such indications exist for the customer relationship related to the 2006 acquisition of the M2M business of Sony Ericsson. It was assessed that the recoverable amount of this assets was €900,000, when the carrying amount was €3,250,000; this asset was therefore impaired by €2,350,000 at December 31, 2008.

The Company estimated also that the reorganisation announced in October 2008 and partially implemented prior to year-end, for the US location only, was an indicator that certain assets may be impaired as of December 31st, 2008. However, the impairment tests did not result in any impairment.

Note 7.   Goodwill

As of December 31, 2008, the split of the goodwill is as follows:

M2M activity acquired from Sony Ericsson:	€8,032,000
Anyware Technologies:	€6,705,000
Total:	€14,737,000

In accordance with SFAS 142 “Goodwill and Other intangible Assets”, the Company completed the annual impairment test of the goodwill on December 31, 2008. This test was performed at the reporting unit level using a two-step, fair value based approach. The Company has determined that it has three reporting units, which are the three geographic segments of Wavecom.

The recoverable amount has been determined based on fair value: the tender offer of Sierra Wireless on Wavecom, (See Note 2) the fairness opinion of the independent expert in the context of this tender offer has been considered as en element of reference which could give an acceptable indication of the fair value of Wavecom.

The Company concluded that no impairment existed at December 31, 2006, 2007 and 2008.

Note 8.   Business combinations

On February 1, 2008, Wavecom S.A. acquired Anyware Technologies, an industry leader in machine-to-machine (M2M) client-server software solutions.

Anyware is a recognized leader in developing M2M software solutions for customers who use wireless technology to enhance their business processes. Anyware Technologies’ M2M-specific solutions perfectly compliment Wavecom’s secure and scalable Intelligent Device Services (IDS) platform, with the combination creating the most advanced end-to-end software solution in the industry It will facilitate  the deployment of a combined best-in-class turn-key solutions which allow customers to develop wireless products that connect any equipment seamlessly to their ITinfrastructure

Assets and liabilities from Anyware were measured initially in application of the purchase method at their fair values at the acquisition date. However, because the acquisition occurred during the first quarter 2008, the fair values of every asset and liability could not have been valued definitely at the closing date. It is considered as the final purchase price allocation, as eleven months after the purchase, Wavecom is not expecting significant changes., The final purchase price allocation will be settled at the latest during the next twelve month following the acquisition date. Wavecom does not anticipate significant adjustments to occur.

The transaction was finalized for a cash payment to Anyware shareholders of € 9,100,000 plus €1,500,000 placed in an escrow account for customary warranty provisions at closing date. The contract provided for an additional payment for earn-out of up to €2,000,000 upon achieving certain milestones in 2008 and 2009. At the end of December 2008, it is estimated that only €500,000 of these earn-outs will be met and in addition, as these milestones were related to retention of some key people, this amount has been considered as salary costs over the period and not as additional acquisition costs.

The acquisition cost amounted to €11,603,000 at the closing date and breaks down as follows:

• cash paid	(€11,410,000)

• acquisition costs	(€193,000)

The transaction has been accounted for under the purchase method of accounting.  Accordingly, assets acquired and liabilities assumed were measured at fair value on the acquisition date in application of the purchase method. The excess of fair value of the net tangible and intangible assets acquired compared to the amount paid has been reflected as goodwill in accordance with SFAS. 141. The following table summarizes the estimated fair values of the net assets and liabilities acquired, on the basis of the situation as of February 1, 2008:

(in € thousands)	Fair value

Acquired assets :
Accounts receivable	€1,598
Cash and cash equivalents	856
Other current assets	280
Total current assets	€2,734
Intangible assets, net	3,517
Tangible assets, net	206
Other Assets	15
Deferred tax asset	866
Research Tax credit	478
Total assets	€7,816

Assumed liabilities :
Accounts payable	509
Other current liabilities	887
Total current liabilities	€1,396
Non current liabilities	350
Deferred tax liabilities	1,172
Total liabilities	€2,918

Net assets acquired	4,898
Residual Goodwill	6,705
Total consideration	€11,603

Intangible assets identified and valued in connection with the acquisition consist of:

(in € thousands)	Valuation	Useful life

Customer relationships	€1,081	5 years
Brand	€288	8 years
Technology	€2,148	5 years

The customer relationships and the technology intangibles were measured using the excess earning method. This method consists in calculating the residual cash flows attributable to the intangible asset. The residual cash flow is defined as the difference between the after-tax operating cash flow and the required cost of invested capital on all other assets (tangible, intangible and current) used to carry out the intangible asset. The discount rate used was 12%

The brand intangible was measured using the relief from royalty method, derived from the economic theory of deprival value: it is assumed that when a business does not own a brand, it has to pay royalties to the owners. The value of the brand is then calculated by capitalizing the value of the after tax royalties that the company is “relieved” from paying as a result of the ownership of the software/brand, after deducting the costs associated with maintaining the licensing arrangements.

It was calculated on the basis of a royalty rate of 0.5% and a discount rate of 12%.

The Company believes that the goodwill recognized above is attributed to the expected benefits of this acquisition in terms of synergies and product portfolio development.

Anyware Technologies was incorporated in Wavecom’s consolidated financial statement at the date of the acquisition, therefore eleven months of activity are included in the 2008 consolidated statements of operations.

Note 9.   Capital lease obligations

Future minimum lease payments under capitalized lease obligations for the years ending December 31 were as follows (in € thousands):

2009	€299
2010	188
2011	81
2012	34

Total minimum lease payments	602
Less amount representing interest	(37)

Present value of net minimum lease payments	565
Less current portion	276

Long-term portion	€289

Note 10.     Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

Long-term portion

	December 31,
(in € thousands)	2006	2007	2008

Accrued royalties	€15,378	€15,844	€13,176
Warranty accrual	72	82	49
Other accruals	507	710	883

Total	€15,957	€16,636	€14,108

Short-term portion

	December 31,
(in € thousands)	2006	2007	2008

Warranty accrual	€1,091	€963	€749
Headcount restructuring cost accrual	150	150	103
Other accruals	2.472	2,459	2,522

Total	€3,713	€3,572	€3,374

Other accrued expenses changes for the years ended December 31, 2006, 2007 and 2008 were the following:

(in € thousands)	Balance at January 1, 2006	Accruals made during the period	Cash settlements made during the period	Unused and expired during the period	Changes in estimate for pre- existing accruals during the period	Balance at December 31, 2006

Accrued royalties	€16,230	€5,513	€—		€(6,365)	€15,378
Warranty accrual	1,551	1,775	(2,163)			1,163
Headcount restructuring cost accrual	357	150	(357)			150

Other accruals :
Costs associated with an anticipated exiting of leases	41	—	(41)			—
Customers claims	703	633	(110)	(17)		1,209
Third-party litigations	590	50	(116)			524
Other	1,134	971	(859)			1,246
Subtotal other accruals	2,468	1,654	(1,126)	(17)	—	2,979
Total	€20,606	€9,092	€(3,646)	€17	€(6,365)	€19,670

(in € thousands)	Balance at January 1, 2007	Accruals made during the period	Cash settlements made during the period	Unused and expired during the period	Changes in estimate for pre- existing accruals during the period	Balance at December 31, 2007

Accrued royalties	€15,378	€5,738	€—	€(5,271)		€15,844
Warranty accrual	1,163	1,935	(2,052)			1,046
Headcount restructuring cost accrual	150	—	—			150

Other accruals :
Customers claims	1,209	314	(273)	(216)		1,034
Tax audit	—	260	—			260
Third-party litigations	524	95	(400)		50	269
Other	1,246	1,098	(739)			1,605
Subtotal other accruals	2,979	1,767	(1,412)	(216)	50	3,168
Total	€19,670	€9,440	€(3,464)	€(5,487)	€50	€20,208

(in € thousands)	Balance at January 1, 2008	Accruals made during the period	Cash settlements made during the period	Unused and expired during the period	Balance at December 31, 2008

Accrued royalties	€15,844	€2,012	€—	€(4,680)	€13,176
Warranty accrual	1,046	1,348	(1,596)		798
Headcount restructuring cost accrual	150			(47)	103

Other accruals :
Customers claims	1,034	806	(318)	(217)	1,305
Tax audit	260	—	(160)	(100)	—
Third-party litigations	269	59	(232)	(5)	91
Other	1,605	1,299	(895)	—	2,009
Subtotal other accruals	3,168	2,164	(1,605)	(322)	3,405
Total	€20,208	€5,524	€(3,201)	€(5,049)	€17,482

Accrued royalties represent an accrual for amounts due to patents holders for technology used in the Company’s products.  Following an in-depth analysis in 2005, the Company changed in 2006 its estimation of the amounts that may be due to patent holders with which no formal arrangement exists.  This change resulted in a positive impact to both operating results and net income of €2,900,000 and to net earnings per share of €0.13 in 2006, which is the net effect of a reversal for prior estimates no longer deemed necessary having expired under the new methodology offset by changes in the accrual rate on current revenues that may be subject to future royalties for future agreements not yet entered into. A new analysis was performed beginning of 2008 and the rate of royalties was revised since January 1, 2008. This change in estimate resulted in a reduced accrual expense of €2,045,000 for the year ended December 31, 2008. Actual royalties paid for use of technology for which the Company has no formal agreement could differ from the estimates.

Customer claims represent accruals other then warranty that might be required, on a case by case basis, to cover the impact of specific technical issues which are not covered in our standard warranty. Such issues mainly include defects in a specific hardware component and software corruption. These defects may lead to a decision by Wavecom to offer a customer compensation for part of the customer’s costs arising from these issues, following a specific, documented and justified claim.

During 2007, Wavecom received a notification from the Tax authorities related to fiscal years 2004 and 2005. A provision of €78,000 covering business tax for fiscal year 2005 has been recorded. The tax authorities contested also a portion of Wavecom’s research and development tax credits for the years 2004 and 2005 for a total of €95,000, no provision was recorded for this later claim as this tax adjustment was based on the same conclusion of the previous tax audit that the Company were contesting at that time. The amount of tax audit also included penalty costs notified in 2007 related the research tax credit adjustment.

During 2008, the Tax Authorities withdrew their notification on the research and development tax following the settlement of the previous tax audit on that subject. The notification on the business tax was maintained: the amount of €78,000 was reclassified in “other liabilities”, waiting for the collection notification. Finally, following the settlement of the previous tax audit, the penalty costs were reduced by €100,000 and reclassified in other liabilities.

Other accruals are mainly related to business tax and social taxes, and to retirement accruals associated with French statutory pension plans.

Wavecom contributes to a defined benefit pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom’s obligation, for the years ended December 31, 2006, 2007 and 2008, amounted to €507,000, €710,000 and €882,000, respectively, and is calculated as the present value of estimated future benefits to be paid. No employees have retired from the Company. One employee is expected to retire in 2009 and the amount of benefits to be paid will not be significant. For the five coming years, the amount of benefits to be paid will also be immaterial.

The main assumptions used in the calculation are the following:

	2006	2007	2008
Rate of discount	4.3%	5.25%	4.65%
Salary increase	3%	From 3% to 2%	From 3% to 2%
Retirement age	62 and 65 years	62 and 65 years	62 and 65 years
Weighted average turnover	5.19%	4.4%	between 0% and 20% depending on ages

In the United Stated, eligible employees can participate in Wavecom, Inc’s 401(k) retirement plan. This plan has been converted to a Safe harbor Plan beginning of January 2006, thereby providing 100% employer matching funds on the first 3% of employee contributions and 50% matching funds on an additional 2% of employee contributions.   Stemming from the Sony Ericsson M2M acquisition in April 2006, the 401K retirement plan was amended to include an additional employer contribution plan.  Contributions range from 3.5% to 10% of salary, based on employee age. This plan is a defined contribution plan, therefore the Company’s only obligation is to pay a fixed amount to a separate entity and will have no obligation to pay further contributions if the fund does not hold sufficient asset to pay all employees benefits. The related actuarial and investment risk fall on the employee. All contributions were provided for in the relevant reporting period and the final contributions from the last fiscal years 2006, 2007 and 2008 payroll was made in December of each fiscal year. Such expenses were recorded as operating expenses.

With the support of actuaries and an insurance broker, Wavecom Northern Europe Ltd has set up one single defined contribution pension scheme in 2007. On this occasion, all employees waived their previous rights to their defined benefit scheme retrospectively since Wavecom acquired the business. Therefore, there is no liability in relation with any defined benefit scheme in the UK for Wavecom.

In Germany, employees do not have a Company pension scheme, but receive a monthly allowance that is defined as a percentage of their fix guaranteed salary. This amount is used as a contribution into a private individual life insurance subscribed with the insurance company of their choice (Direktversicherung type).

In Hong Kong, the Company operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all its employees. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Company in an independently administered fund. The Company’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

Note 11.     Convertible bonds

On July 13, 2007, Wavecom issued on €80,499,969 principal amount of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) due January 1, 2014, represented by 2,571,884 bonds.

At issuance each bond had a nominal value of €31.30. The bonds bear interest at a rate of 1.75% per annum. Interest is payable annually in arrears on January 1 of each year beginning January 1, 2008.

Holders may exercise their right to convert or exchange their bonds at their option at any time from July 13, 2007, the issue date of the bonds, until the seventh business day preceding their redemption date. The initial conversion/exchange ratio will be one share of the Company for one bond.

The bonds will mature on January 1, 2014. At maturity, the Company will redeem the bonds then outstanding at their nominal value (i.e., €31.30 per bond). The Company may redeem the bonds at its sole option at any time from January 1, 2012, subject to 30 calendar days’ notice, so long as the product of (i) the applicable conversion/exchange ratio in effect on such date and (ii) the arithmetic average opening price of the Company’s shares on Eurolist by Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are traded, as selected by the Company from among the 45 consecutive trading days immediately preceding the date of publication of the notice relating to such early redemption, determined in the manner described herein, exceeds 130% of the nominal value of the bonds.

In the event that the Company is party to a merger (fusion), combination (consolidation), or other regrouping (regroupement), or any other similar transaction that has been consummated, or  one or more persons acting together acquire the majority of the voting rights of the Company’s shares, and the transaction described above has the effect of conferring the control of the Company to one or more individuals or legal entities acting alone or together that did not control the Company before such transaction, any Bondholders may request the early redemption of all or part of its Bonds (See Notes 22 for further information).

Based on the listed price at December 31, 2008, the fair value of each bond was €30.37. Consequently, the fair value of convertible bonds amounted to €78,108,117.

Borrowing costs amounted to €2,500,790 and have been recorded as “Other assets and Interest in Associates”. They have been capitalized and are being amortized using the straight-line method, which is not materially different from the effective interest method, over the period from July 13, 2007 until January 1, 2012. Accumulated amortization of these borrowing costs totaled €818,000 for the year ended December 31, 2008 (€257,000 for the year ended December 31, 2007) and are recorded as interest expense in the consolidated statements of income.

Total interest expenses for the year ended December 31, 2008, related to the OCEANE amounted to €1,970,000 (€1,409,000 for interest at 1.75% and €561,000 for the amortization of the borrowing costs). For the year ended December 31, 2007 these interests amounted to €921,000 (€664,000 for interest at 1.75% and €257,000 for the amortization of the borrowing costs).

Note 12.     Other liabilities

In July 2004, Wavecom received a notification from the Tax authorities related to fiscal years 1999 to 2001. The tax authorities contested a portion of Wavecom’s research and development tax credits for the years 1999 to 2001 for a total of €3,600,000. At December 31, 2006, no provisions were recorded for this later claim as Wavecom believes that the Company has strong support for its position and it is probable that it will not impact the net income The Company requested in December 2004 the opinion of another expert appointed by the French ministry of industry. The request for revaluation was granted. However, in December 2007, the tax authorities requested the Company to pay beginning of 2008 the tax adjustment; therefore a tax liability of €3,467,000 was recorded at December 31, 2007. At December 31, 2007, the carry back receivable was revised accordingly and increased by €3,467,000 compared to December 31, 2006. During 2008, the tax authorities, following the opinion of the new expert, reduced the tax adjustment to €1,574,000. Wavecom accepted this new notification. At December 31, 2008, the carry back receivable was also revised accordingly and decreased by €1,893,000 compared to December 31, 2007 (see Note 16).

Other liabilities also included as of December 31, 2008, €500,000 for Anyware Technologies earn-outs (see note 8).

Note 13.     Shareholders’ equity

At December 31, 2008, 15,828,524 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 1,091,861 shares repurchased during 2003, 2007 and 2008, and held in treasury, 14,736,663 shares were outstanding at December 31, 2008.

General

On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2004, 2005 and 2006, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

On July 27, 2007, Wavecom initiated a new share buyback program, limited to 10% of the capital (i.e. 1,555,415 ordinary shares) which is the maximum that a company can hold of its own shares under French Law. Under this program, Wavecom purchased 387,977 shares for a total purchase price of €7,510,444.

On July 2008, Wavecom initiated a new share buyback program. Under this program, Wavecom purchased 700,212 shares for a total purchase price of €3,235,000. A total of 152,673 of these shares are dedicated to the employees May 2006 free shares program. In May 2008, these shares were definitively acquired by employees under this program. Therefore, the quantity of Treasury stock has been reduced by the same number of shares.

At December 31, 2008, Wavecom held 1,091,861 of its own shares pursuant to these three programs, including 155,650 dedicated to free shares granted in June 2007.

Preemptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by Wavecom for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares.

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2008. Dividend distributions by Wavecom, if any, will be made in euros.

Stock option, warrant plans and free shares

The shareholders of Wavecom authorized the board of directors to grant founders’ warrants to employees of the French parent company, stock options to employees of subsidiaries, warrants to members of the board of directors and free shares to employees of the French parent company and its subsidiaries. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

Options and founders’ warrants granted in 2006, 2007 and 2008 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years.  Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after four, five or ten years. Any unvested or unexercised options and founders’ warrants are cancelled upon termination of employment.

A summary of the founders’ warrants, warrants to Board members and free shares is as follows :

	Founders’ warrants to employees of the French parent company			Warrants to members of the board of directors				Free shares
Shareholders’ meeting date	05/22/03	11/16/04		05/26/05	05/17/06	05/16/07	05/14/08	12/22/05	02/09/07

Total of warrants/free shares authorized	290,000	462,700		70,000	40,000	40,000	30,000	156,345	155,300

Board of directors date	03/23/04	01/19/05	03/15/05	N/A	N/A	N/A	N/A		06/07/07

Total of warrants/free shares granted	38,000	302,700	154,500	70,000	40,000	40,000	30,000		155,650

Exercice price	€9.62	€5.39	€4.19	€6.55	€10.62	€21.90	€6.64		€0

Total of warrants/free shares exercised	13,916	—	53,883	6,666	3,333	—	—		—

Accumulated warrants/free shares cancelled at December 31, 2008 (2)	24,084	—	12,087	40,000	10,000	10,000	—		2,750

Total of warrants/free shares cancelled during the year ended Dec 31, 2008 (2)	6,000	—	4,689	20,000	10,000	10,000	—		2,750

Total of warrants/free shares granted and not exercised at December 31, 2008 (2)	—	302,700	88,530	23,334	26,667	30,000	30,000		152,900

Total of warrants/free shares exercisable at December 31, 2008 (2)	—	302,700	81,289	23,334	16,665	9,999	—		—

Expiration date (1)	03/22/09	11/15/09	03/14/10	05/25/09	05/16/10	05/15/11	05/13/18		06/06/09

(1)   Founders’ warrants not exercised at the expiration date will be converted into stock options. Warrants expire in terms of  four, five ten years. Free shares convert ownership after two years.

(2)   For the respective grant date

A summary of the stock options is as follows :

STOCK OPTIONS

Shareholders’ meeting date	02/25/99			03/15/00						06/27/00				12/20/00				06/29/01			12/19/01
Total of stock options authorized	600,000			300,000						100,000				800,000				1,200,000			450,000
Board of directors date	02/09/99		04/27/99	03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01	06/29/01			12/19/01
Total of stock options granted	530,800	(1)	1,500	157,200	(1)	5,700	101,300	(1)	24,710	50,860	(1)	41,000	(1)	400,000	(1)	90,590	61,000	467,151	(1)	97,395	233,500	(1)	193,500
Exercice price	€4.57		€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68	€34.66		€34.66	€41.09		€41.09
Total of stock options exercised	18,925		—	—		—	—		—	—		—		—		—	4,684	—		—	—		—
Accumulated stock options cancelled at December 31, 2008 (2) (3)	510,183		—	126,500		1,200	87,500		20,860	39,950		26,600		326,456		72,190	53,316	365,862		82,695	181,000		176,500
Total of stock options granted and not exercised at December 31, 2008 (3)	1,692		1,500	30,700		4,500	13,800		3,850	10,910		14,400		73,544		18,400	3,000	101,289		14,700	52,500		17,000
Total of stock options exercisable at December 31, 2008 (3)	1,692		1,500	30,700		4,500	13,800		3,850	10,910		14,400		73,544		18,400	3,000	101,289		14,700	52,500		17,000
Expiration date (1)	02/08/09		04/26/09	03/29/10			06/26/10			06/26/10		07/23/10		12/19/10			03/13/11	06/28/11			12/18/11

(1) Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable

(2) Stock options cancelled, to be granted by future board of directors

(3) For the respective grant date

A summary of the stock options is as follows :

STOCK OPTIONS

Shareholders’ meeting date	06/17/02						05/22/03									11/16/04						12/22/05	02/09/07 05/16/07	05/16/07
Total of stock options authorized	840,000						440,000									542,700						427,500	543,600	233,000
Board of directors date	07/09/02			03/25/03			05/22/03			08/27/03			03/23/04		08/18/04	01/19/05		03/15/05			09/07/05	05/17/06	06/07/07	05/14/08
Total of stock options granted	395,360	(1)	174,095	193,000	(1)	155,200	11,000	(1)	10,500	241,000	(1)	99,000	38,000	(1)	147,300	302,700	(1)	154,500	(1)	49,000	3,500	423,544	372,650	80,000
Exercice price	€39.18		€39.18	€8.07		€8.07	€11.18		€11.18	€11.40		€11.40	€9.62		€3.29	€5.39		€4.19		€4.19	€10.18	€10.62	€24.21	€6.64
Total of stock options exercised			—			35,957			—			9,546			—	—				5,584	—	12,497	—	—
Accumulated stock options cancelled at December 31, 2008 (2) (3)	308,930		155,045	163,550		89,031	5,000		10,500	167,914		66,000	38,000		—	—		65,970		1,977	—	68,128	—	—
Total of stock options granted and not exercised at December 31, 2008 (3)	86,430		19,050	29,450		30,212	6,000		—	73,086		23,454	—		147,300	302,700		88,530		41,439	3,500	342,919	372,650	80,000
Total of stock options exercisable at December 31, 2008 (3)	86,430		19,050	29,450		30,212	6,000		—	73,086		23,454	—		147,300	—		—		38,560	2,841	221,696	—	—
Expiration date (1)	07/08/12			03/24/13			05/21/13			08/26/13			03/22/14		08/17/14	01/18/15		03/14/15			09/06/15	05/16/16	06/06/17	05/13/18

(1) Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable

(2) Stock options cancelled, to be granted by future board of directors

(3) For the respective grant date

A summary of the activity in the warrants stock options and free shares is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €
Balance at January 1, 2006	1,868,434	26.18	3.29	–	139.52
Granted	619,217	7.95	0	–	10.62
Exercised	(22,340)	6.5	4.19	–	8.07
Expired	(50,000)	37.78	34.66	–	42.46
Cancelled	(139,273)	40.84	0	–	139.52

Balance at December 31, 2006	2,276,038	20.26	0	–	139.52
Granted	568,300	17.42	0	–	24.21
Exercised	(242,438)	6.78	4.19	–	11.40
Cancelled	(63,836)	28.15	0	–	139.52

Balance at December 31, 2007	2,538,064	20.54	0	–	139.52
Granted	110,000	6.64	6.64
Exercised	(184,606)	0.85	0	–	10.62
Cancelled	(564,702)	27.50	4.19	–	139.52

Balance at December 31, 2008	1,898,756	19.57	0	–	139.52

Cancellations relating to the year ended December 31, 2008 were mainly due to the cancellation of the stock options plan dated June 7, 2007.

At December 31, 2008, 1,473,850, founders’ warrants, stock options and warrants were exercisable (1,448,128 and 1,293,533 at December 31, 2007 and 2006, respectively) at a weighted average exercise price of €23.44 (€26.88 and €39.29 at December 31, 2007 and 2006, respectively).

The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2008 was approximately 5 years.

On June 7, 2007, 155 650 free shares were granted to employees and members of the board. The final acquisition of the shares is subject to the completion of a two year service period by the employees (See Note 22 — liquidity agreement).

The weighted-average fair value of options, warrants and free shares granted during 2006, 2007 and 2008 was as follows:

	2006	2007	2008
Options whose price equaled market price of the underlying shares on the grant date	€10.00	€24.06	—
Options whose price was less than the market price of the underlying shares on the grant date	€6.03	€14.66	€3.95
Options whose price was greater than the market price of the underlying shares on the grant date	—	—	—

Note 14.     Stock-based compensation

Stock-based compensation includes stock options, warrants and free shares and was estimated as follow:

Equity instruments	Grant date	Number of stock options, warrants and shares granted	Stock price on date of grant	Exercise price	Expected volatility	Expected life	Risk-free interest rate	Compensation for the year ended 2008	Initial fair value at date of grant
								(in € thousands)
Stock options	18.08.2004	147,300	2.95	3.29	69.07%	10 years	4.10%	4	262
	15.03.2005	49,000	4.23	4.19	63.08%	10 years	3.75%	7	123
	07.09.2005	3,500	11.25	10.18	67.17%	10 years	3.10%	2	25
	17.05.2006	423,544	10	10.62	65.78%	10 years	4.08%	352	2,598
	07.06.2007	372,650	24.06	24.21	66.86%	10 years	4.59%	3,751	5,576
	14.05.2008	80,000	6.71	6.64	66.26%	10 years	4.03%	114	332
Founder’s warrants	23.03.2004	38,000	8.3	9.62	70.12%	10 years	3.97%	2	180
	19.01.2005	302,700	5.4	5.39	66.94%	10 years	3.52%	40	942
	15.03.2005	154,500	4.23	4.19	63.08%	10 years	3.75%	8	366
Warrants to	26.05.2005	70,000	6.78	6.55	67.43%	4 years	2.58%	8	242
members of the	17.05.2006	40,000	10	10.62	65.78%	4 years	4.08%	35	196
board of directors	16.05.2007	40,000	22.68	21.90	67.31%	4 years	4.29%	198	474
	14.05.2008	30,000	6.71	6.64	66.26%	10 years	4.03%	36	102
Free shares	17.05.2006	155,673	10	N/A	N/A	4 years	N/A	348	1,557
	07.06.2007	155,650	24.06	N/A	N/A	4 years	N/A	1,823	3,745

Total								6,728

A total amount of €6,728,000 was recorded as stock based compensation expenses in the following line items of the Consolidated Statement of income:

(in € thousands)	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Research and development	268	1,418	967
Sales and marketing	510	1,274	2,406
General and administrative	1,312	2,118	3,355
	2,090	4,810	6,728

As of December 31, 2008, the total compensation cost related to non-vested awards not yet recognized, but issued was €1,569,000, which is expected to be amortized over the 4 years ending December 31, 2012 (end of the vesting periods).

The cancellation of the stock option plan granted on June 7th, 2007 has resulted in an additional expense of €3,800,000 in the first half of 2008.

Note 15.     Interest income (expenses)

Interest expense and interest income include:

	Years ended December 31,
(in € thousands)	2006	2007	2008
Interets expenses :
Interets on convertible bonds	—	664	1,409
Issue costs of convertible bonds	—	257	561
Loss from sales of securities	—	340	—
Other interets	218	280	270
Total	€218	€1,541	€2,240

Interets income :
Gain from sales of securities	1,338	3,375	5,722
Total	€1,338	€3,375	€5,722

Note 16.     Income taxes

Income (loss) before income taxes is as follows:

	Year ended December 31,
(in € thousands)	2006	2007	2008
France	€4,323	€10,701	€(25,772)
Others	505	2,388	(715)
Total	€4,828	€13,089	€(26,487)

The provision for income taxes consists of the following:

	Year ended December 31,
(in € thousands)	2006	2007	2008
Local current income tax expense (benefit)	€27	€(10)	€—
Foreign current income tax expense	98	214	99
Local deferred income tax expense (benefit)	—	(4,514)	4,514
Total income tax expense (benefit)	€125	€(4,310)	€4,613

Taxes paid totaled approximately €110,000, €265,000 and €164,000 in the years ended December 31, 2006, 2007 and 2008, respectively.

•                  The current tax expense in 2006 is the net of tax credits (€5,000), French current tax expense (€32,000) and income tax expense of Wavecom’s subsidiaries (€98,000).

•                  The current tax benefit in 2007 is the net of tax credits (€10,000), income tax expense of Wavecom’s subsidiaries (€214,000) and deferred income tax benefit (€4,514,000).

•                  The current tax expense in 2008 is the net of income tax expense of Wavecom’s subsidiaries (€99,000) and the impairment of the deferred income tax benefit booked in 2007 (€4,514,000).

In France, the system of carry back allows the allocation of tax losses of the year N on the previous taxable income of the 3 prior years (N-1, N-2 and N-3). This creates a tax asset which can be used to either offset future tax profit (carry forward) or be reimbursed by the tax administration at the end of a five-year period if not used (carry back). In 2002, we were tax profitable but in 2003 and 2004 we incurred tax losses. Therefore, applying the French carry back rules, we were eligible to a carry back amounted to € 9,617,000. Consequently, an income tax receivable of €9,617,000 was recorded at December 31, 2004 and following years. As of December 2006, this income tax asset was not used to offset tax profit due to the amount of remaining net loss carry forwards. An additional amount of €3,467,000 was added in 2007 as the Company filed a provisional election to carry back for fiscal year 2004 tax losses against any Research & Development credits that may ultimately fall due related to fiscal year 2002. This filing took place in December 2007 following the request to pay the tax adjustment related to Credit Impot Recherche of 1999 to 2001, but the amount of the carry back was subject to further revision upon final outcome of the Research tax Credit audit and ongoing independent expertise.

During 2008, Wavecom accepted a revised tax adjustment proposed by the tax administration for a final amount of €1,574,000 and has modified the amount of the carry back from €3,467,000 to €1,574,000. As at December 31, 2008 the total amount of carry back to be reimbursed by the tax administration is €11,191,000. Pursuant the 2008 amended finance law following the financial crisis allowing for early redemption, this carry back was reclassified as a current assets (See Note 22).

Effective tax rate

A reconciliation of income taxes computed at the French statutory rate (33.33% in 2006, 2007and 2008) to the income tax expense (benefit) is as follows:

	Years ended December 31,
(in € thousands)	2006	2007	2008
Income (loss) tax expense computed at the French statutory rate	€1,609	€4,363	€(8,828)
Miscellaneous tax credits and tax expenses	(247)	(257)	(824)
Change in valuation allowance on deferred tax assets	(96)	(2,506)	1,952
Reversal of valuation allowance	—	—	4,305
Effect of previously unrecognized deferred tax assets	(1,509)	(4,806)	6,219
Other permanent differences	(185)	(1,367)	(1,086)
Adjustment on tax loss carry-forwards	—	402	2,984
Non deductible tax penalties	—	61	(33)
Non deductible goodwill impairment	—	—	29
Impact of differences in foreign income tax rates	(22)	(200)	(105)
Variation impact of income tax rates on deferred tax assets	444	—	—
Withholding & annual minimum income taxes	131	—	—

Total income tax expense (benefit)	€125	€(4,310)	€4,613

Deferred taxes and valuation allowance

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
(in € thousands)	2006	2007	2008
Deferred tax assets:
Royalty accruals not currently deductible	€4,483	€4,640	€3,750
Other provisions and accruals not currently deductible	813	1,747	2,144
Accruals not currently deductible	3,460	4,015	8,561
Research tax credit	1,771	2,049	2,873
Net operating loss carry forwards from Parent Company	20,320	12,045	19,786
Net operating loss carry forwards from subsidiaries	5,000	4,643	5,054

Total deferred tax assets	35,847	29,139	42,168
Valuation allowance	(35,847)	(24,625)	(42,168)

Net deferred tax asset	€—	€4,514	€—

Deferred tax liabilities :	€—	€—	€97

Until December 31, 2006, due to its history of tax losses in foreign tax jurisdictions which account for Wavecom’s deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets in these respective tax jurisdictions.

At December 31, 2007, based on the good performance the years before, in particular in 2007, and the perspective for the near future, Management had decided to reverse a part of the valuation allowance. Therefore change in valuation allowance for the year ended December 31, 2007 is essentially explained by the effect of the reversal of previously unrecognized net operating loss for an amount of €4,514,000 and the use of previously unrecognized deferred tax assets for an amount of €4,806,000.

Anyware Technologies acquired on February 1, 2008 had a total loss carry forwards of €2,699,000 at the date of the acquisition. Based on the estimation for next years profits, it is probable that the low carry forward will be used within the next three years and therefore, we have decided to record in the opening balance of Anyware Technologies a deferred tax asset amounting to €866,000. In addition, intangible assets were identified and valued in connection with the acquisition for a total amount of €3,517,000, generating a deferred tax liability of €1,172,000, at the acquisition date, reduced by €208,000 in the consolidated accounts as at December 31, 2008 end due to the depreciation expense of the period related to the assets. As a result, as of December 31, 2008, Wavecom recorded a net deferred tax liability of €97,000.

For the year ended December 31, 2008, Wavecom has recorded a large decrease of its revenues and a net loss instead of a net profit expected. A net loss is also expected in 2009. So the company has provided valuation allowances covering 100% of its net deferred tax assets.

Net operating loss carry forwards

As of December 31, 2008, net operating loss carry forwards of Wavecom and its subsidiaries were as follows:

	At december
(in € thousands)	2006	2007	2008

Wavecom SA	60,249	47,038	59,363
Wavecom Inc	2,320	1,650	—
Wavecom Asia Pacific Ltd.	9,938	8,293	8,341
NexGen Software SAS	1,674	1,648	1,804
Anyware Technologies *	—	—	4,122
Total net operating loss carry forwards	74,181	58,629	73,630

* Anyware Technologies was acquired during 2008

Wavecom S.A. (France), Wavecom Asia Pacific, NexGen Software and Anyware Technologies had loss carry forwards with no expiration date.

Uncertainty in Income Taxes

Through the adoption of FIN No 48, the Company reviewed the tax positions of each subsidiary. On December 31, 2008, there is no uncertainty in the company’s tax positions.

For Wavecom S.A., fiscal years 2006, 2007 and 2008 remain subject to tax examination.

Note 17.               Net income(loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2006	2007	2008
	(in € thousands, except per share amounts)

Net income (loss)	€4,703	€17,399	€(31,100)

Weighted average number of shares outstanding for basic EPS	15,383,883	15,129,600	15,121,145
Net effect of dilutive stock options, warrants awards and convertible bonds	558,299	2,340,634	—
Weighted average number of shares outstanding for diluted EPS	15,942,182	17,470,234	15,121,145
Net income per basic share	€0.31	€1.15	€(2.06)
Net income per diluted share	€0.30	€1.02	€(2.06)

For the year ended December 31, 2007, net income used to compute the diluted EPS was increased by the interest expense, amounting to €443,000, net of income tax effect, which related to the convertible debt issued on July 2007 (See Note 11).

For the year ended December 31, 2008, the effect of options, warrants, free shares and convertible bonds have been excluded from the 2008 calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2008, and their effect was anti-dilutive.

Note 18.               Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. The Company believes that these legal and tax proceedings should not have a significant impact on our financial position or results of operations.

In 2004, a law suit was launched at the European Patent Office by Wavecom against a French Company seeking to nullify their French and European Patents. This company filed a counterclaim based on alleged infringement of the same patents. The case is still open in front of the court.

On 6 February 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its US subsidiaries.  Wavecom alleges that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom. The lawsuit claims the torts of conversion, unfair competition and misappropriation of trade secrets, and seeks damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  Court decision is pending.

Since early December 2008, the Company (and its subsidiary Wavecom Inc.) have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment in an amount slightly more than two million US dollars (i.e. €1,496,140 calculated using the dollar/euro exchange rate of 0.748) for products sold by the Company (and through its subsidiary Wavecom Inc.). This amount has been provisioned in the fourth quarter 2008 accounts as a bad debt.  In this context, the Company and its subsidiary Wavecom Inc. filed suit against this client in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  The client, Continental Group, filed a separate suit in state court in North Carolina against the Company , asserting eight claims for relief, alleging breach of both tort and contracts law. Continental has requested damages under the main claim of 1,500,000 US dollars (i.e. €1,112,047 calculated using the dollar/euro exchange rate of 0.748) to be determined at trial, which is on the same scale as the amount of the unpaid receivables.  On the other claims, Continental requests damages in excess of 10,000 US dollars each, and has also requested treble and punitive damages.  While the Company believes such claims to be unfounded and dilatory and intends to vigorously litigate this matter, the Company cannot predict with certainty the outcome of any litigation.

Bank guarantees

Bank guarantee was issued in favor of the owners of leased office space, in order to secure annual lease payments for an amount of €4,029,000 as of December 31, 2008. In addition, in 2008 a bank guarantee was issued, in the amount of to €3,649,000, in favor of the tax authorities to secure a tax adjustment under discussion. These guarantees were secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee on lease office and 50% of the guarantee to the tax authorities. The total value of investments secured to cover these bank guarantees was €3,639,000, €3,731,000 and €5,995,000 at December 31, 2006, 2007 and 2008, respectively.

Operating leases

Wavecom leases its facilities under operating leases that expire through June 2014.

Future minimum lease payments under operating leases at December 31, 2008, due for the years ending December 31, are as follows (in thousands):

2009	€4,722
2010	4,686
2011	2,765
2012	523
2013	520
Thereafter	264
Total	€13,480

For its headquarters in France, Wavecom is leasing 3 floors in a building under a lease that expires in July 2011. Wavecom is also renting offices in North Carolina (USA) under a lease that expires in June 2014 and Anyware Technologies is renting offices in Labège, near Toulouse in France with a lease expiring in June 2011.

Rental expense for the years ended December 31, 2006, 2007, and 2008, was approximately, €4,288,000, €4,700,000 and €5,141,000 respectively.

Other commitments

At December 31, 2008, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2009. These non-cancelable purchase commitments totaled €9,191,000.

Wavecom SA has issued a corporate guarantee for the payment of the operating leases for the facilities of its affiliates (Wavecom Inc, Wavecom Asia Pacific and Anyware Technologies).

Note 19.               Employees

Information related to Wavecom’s employees is as follows:

	December 31,
	2006	2007	2008
	(in € thousands, except for employee data)
Salaries paid	€25,782	€30,378	€33,457
Benefits	€9,836	€10,744	€11,283
Headcount (excluding subcontractors) at year end (unaudited)	384	420	531

In 2007, the salaries paid included an amount of €1,911,000 related to a retention bonus allocated to some of Wavecom executive committee members.

Note 20.               Compensation of executive officers

The compensation to executive officers for the years ended December 31, 2006, 2007 and 2008, was, €5,424,000 €4,523,000 and €4,273,000, respectively. The Company has not entered into any retirement commitments with its executive officers.

The Company’s Board of Directors decided on June 17, 2008, that a special bonus equal to the Chief Executive Officer Ronald Black’s annual fixed and variable salary for one year would be triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. Following the tender offer of Sierra Wireless, a variable salary of €822,500 has been accrued in the accounts for the year ending December 31, 2008.

In addition, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company that results in Ronald Black being terminated within six months following this event and if Ronald Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Ronald Black a severance payment (except in case of gross negligence or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately €1,264,500 based on Ronald Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements.

The Company’s Board of Directors, after hearing the findings presented by the chairman of the Company’s Nomination and Compensation Committee following their reflection begun in February 2008, decided on November 17, 2008 to amend the terms of Ronald Black’s service agreement to, among other things, make the severance payment described in the service agreement contingent on performance criteria as follows, each of which must be met at the time of Ronald Black’s departure in order for his severance to be payable:

•                  The Company’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Ronald Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

•                  The Company having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Ronald Black’s departure from the Company.

In addition, in order to more properly reflect the mutual understanding of Ronald Black and the Company’s Board of Directors as to the circumstances under which the severance payment becomes payable, the Company’s Board of Directors approved an amendment to the service agreement to provide that Ronald Black is entitled to the severance payment described above if he resigns within six (6) months following a change in control of the Company. (See Note 22 for further details).

Note 21.               Segments

The Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is using such segment reporting to allocate resources.

This structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). The regions are supported from a product standpoint by marketing, research and development, operations (manufacturing), strategy and planning departments. From an administrative standpoint, the Company is supported by finance, human resources and quality departments.

Each of these regions has responsibility for developing customer relations, for supporting the customer on the technical subjects, for applying locally the marketing strategy and for preparing sales forecasts.

Support functions are mainly based in the headquarters in France but some people are located in the APAC and Americas regions, in particular in the finance, information technology, human resources areas and a part of research and development teams. Management tools have been implemented to follow the performance and costs of the regions and of the support functions.

Sales and related balance sheet items (account receivables) are allocated to regions (EMEA, APAC and Americas) based on the client’s address. Cost of goods sold and related balance sheet items (inventory, fixed assets, account payable, warranty and royalty accruals) are calculated based on the actual cost of products sold in each region.

The allocation of the operating expenses and related balance sheet items is performed as follows:

•                  some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

•                  local marketing and sales costs are allocated to the regions based on the location of the headcount,

•                  other operating costs, including mainly maintenance and the validation part of research and development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

•                  costs related to the tender offers are not allocated to the regions and remain at corporate level,

•                  the goodwill and the fixed assets related to the acquisitions have been allocated based on the sales per region forecasted  in the acquisition plan for the year of the acquisition.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the years ended December 31, 2006, 2007 and 2008.

Fiscal year 2006 (in € thousands)	EMEA	Americas	Asia- Pacific	Corporate	Consolidated
Revenues	99,389	48,422	34,932	6,015	188,758
Operating income (loss)	9,730	(1,680)	452	(2,855)	5,647
Long-lived assets	13,467	11,053	5,530	1,003	31,053
Interest income	—	—	38	1,300	1,338
Interest expense	—	—	(15)	(203)	(218)
Capital expenditures (1)	2,349	3,039	913	1,405	7,706

(1)          Including 1,604,000 related to acquired tangible assets from Sony Ericsson

Fiscal year 2007 (in € thousands)	EMEA	Americas	Asia- Pacific	Corporate	Consolidated
Revenues	96,576	70,526	35,081	154	202,337
Operating income (loss)	21,666	8,825	1,395	(19,189)	12,697
Long-lived assets	10,842	9,981	4,374	4,657	29,854
Interest income	5	—	32	3,338	3,375
Interest expense	(1)	—	(37)	(1,503)	(1,541)
Capital expenditures	1,631	1,542	398	1,645	5,216

Fiscal year 2008 (in € thousands)	EMEA	Americas	Asia- Pacific	Corporate	Consolidated
Revenues	71,120	28,181	30,618	—	129,919
Operating loss	22	(3,304)	(1,634)	(25,747)	(30,663)
Long-lived assets	19,054	6,662	3,893	3,094	32,703
Interest income	5,718	4	—	5,718	5,722
Interest expense	(8)	(1)	(31)	(2,200)	2,240
Capital expenditures (2)	6,284	1,661	1,053	1,698	10,696

(2)          Including €206,000 related to acquired tangible assets from Anyware Technologies

Note 22.               Subsequent events (unaudited)

Tender offer:

On December 2, 2008, Canadian-based Sierra Wireless, a leading provider of wireless modems for mobile computing, agreed to acquire Wavecom, via its French subsidiary Sierra Wireless France, in a friendly deal. Sierra Wireless made an all cash offer of €8.50 per ordinary shares of Wavecom and €31.93 per OCEANE (convertible bond). This tender offer was a success and these shares and OCEANEs tendered during the first offering period were delivered to Sierra Wireless on February 27, 2009. During the subsequent offering period, Sierra Wireless acquired additional shares and OCEANEs. As of April 28, 2009, Sierra Wireless owned 95,44% including 87 173 shares belonging to management and Wavecom’s employees which by contract will be acquired by Sierra Wireless (see liquidity contract below).

On April 15, 2009, Sierra Wireless informed the Autorité des Marches Financiers (“AMF”) of its decision to proceed, in accordance with its intention expressed during its tender offer for Wavecom securities in France and the United States (the “Offers”) and pursuant to its rights under article L.433-4 of the French Monetary Code and articles 237-14 et seq. of the AMF General Regulations, with the squeeze-out of the Wavecom shares it does not own.

As indicated by the AMF in its decision n°205C0540, dated April 15, 2009, the squeeze-out was implemented on April 29, 2009, the date of the delisting of Wavecom shares from Euronext Paris. Sierra Wireless also intends to request delisting of Wavecom securities on Nasdaq stock markets.

In accordance with the terms of the OCEANEs, as a result of the change of control of Wavecom following the success of the offers initiated by Sierra Wireless France for all Wavecom ordinary shares, ADSs and OCEANEs, holders of Wavecom OCEANEs had the opportunity to request early redemption of their OCEANE. 99,97% of the holders of Wavecom OCEANEs have request this early redemption which happened on March 12, 2009. A further early redemption period occurred following the subsequent offering period and closed on March 30th, 2009.

Board members:

On March 6, 2009, in accordance with the Memorandum of Understanding entered into between Sierra Wireless, and Wavecom on December 1, 2008 and following the change of control of Wavecom in 2009, Michel Alard, Aram Hékimian, Bernard Gilly, Stephen Imbler and Anthony Maher tendered their resignations as directors of Wavecom and Ronald Black tendered his resignation as director and CEO of Wavecom, effective March 6, 2009. These resignations were duly accepted.

On March 6, 2009, the following persons were appointed to the Board of Directors of Wavecom: Jason Cohenhour, David McLennan, Jason Krause, Daniel Schieler and James Kirkpatrick, all employees of Sierra Wireless.

In addition, Jason Cohenour was named CEO and Chairman of the Board of Directors of Wavecom and David McLennan was named Deputy CEO of Wavecom.

Severance payment to Ronald Black:

At a meeting held on March 6, 2009, the Board of Directors acknowledged that the performance criteria, as approved by the Board of Directors on November 17, 2008, conditioning Ronald Black’s severance payment equal to three times his annual fixed salary (i.e. €1,264,500), as set out in the services agreement entered into in 2004, as amended in 2006 and November 2008, had been fulfilled.

Liquidity agreement:

In the context of its tender offer, Sierra Wireless signed liquidity agreements with beneficiaries of one Wavecom stock option plan (granted on May 14, 2008) which could not be exercised during the tender offer period and which exercise price was under €8.5 and Sierra Wireless also signed liquidity agreements with beneficiaries of the two free shares plans granted in 2006 and 2007.

These liquidity agreements consist in reciprocal put option and call option at a price of €8.5 which can be exercised at dates consistent with the initial dates of the respective plans.

Reorganization:

Wavecom announced in October 2008 a cost saving program and a proposed reorganization. The first portion of this plan relating to the United States activity began in 2008. In France, the planned reorganization was presented to Wavecom Workers Council on February 9th, 2009 and the consultation of the Workers Council ended on April 27th 2009. This plan is not expected to produce significant cost savings until sometime toward the end of the first half of 2009.

Early redemption of tax assets

Following the 2008 amended finance law following the financial crisis allowing for early redemption, the carry back for a total of 11,200,000 and Research Tax credit for a total of €1,900,000 for the years 2003, 2005, 2006 and 2007 were reimbursed by the tax authorities during the first quarter of 2009.